EXHIBIT 12.1

APACHE CORPORATION
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(In millions, except ratio data)

(Unaudited)	2016	2015*	2014*	2013*	2012*

EARNINGS
Pretax income (loss) from continuing operations	$(1,682)	$(12,169)	$(6,830)	$947	$2,712
Add:Fixed charges excluding capitalized interest	470	540	466	538	525
Adjusted Earnings	$(1,212)	$(11,629)	$(6,364)	$1,485	$3,237

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
Interest expense including capitalized interest (1)	$464	$486	$499	$560	$500
Amortization of debt expense	8	11	6	8	7
Interest component of lease rental expenditures (2)	47	57	45	69	62
Fixed charges	519	554	550	637	569
Preferred stock dividend requirements (3)	—	—	—	6,526	368
Noncontrolling interest	132	(315)	341	56	—
Combined Fixed Charges and Preferred Stock Dividends (1)	$651	$239	$891	$7,219	$937
Ratio of Earnings to Fixed Charges (4)	—	—	—	2.33	5.69
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (5)(6)	—	—	—	—	3.45
*Financial information for all prior year periods has been recast to reflect retrospective application of the successful efforts method of accounting. See Note 1 to consolidated financial statements.

(1)
Interest expense related to the provisions for uncertainty in income taxes under ASC Topic 740, “Income Taxes” is not included in the computation of ratios of earnings to fixed charges and combined fixed charges and preferred stock dividends.

(2)
Represents the portion of rental expense assumed to be attributable to interest factors of related rental obligations determined at interest rates appropriate for the period during which the rental obligations were incurred. Approximately 32 to 34 percent applies for all periods presented.

(3)
The Company does not receive a tax benefit for its preferred stock dividends. This amount represents the pre-tax earnings, which is calculated using the effective tax rate, that would be required to cover its preferred stock dividends.

(4)	The Company’s 2016, 2015, and 2014 earnings are inadequate to cover fixed charges, with a deficit of $1.7 billion, $12.2 billion, and $6.9 billion, respectively.

(5)	The Company’s 2016, 2015, and 2014 earnings are inadequate to cover fixed charges and noncontrolling interest, with a deficit of $1.9 billion, $11.9 billion, and $7.3 billion, respectively.

(6)	The Company's 2013 earnings are inadequate to cover fixed charges, preferred stock dividend requirements, and noncontrolling interest, with a deficit of $5.7 billion.